Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore secures Cdn $6.0 million equity commitment

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, June 16 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, is pleased to announce that it has entered into an agreement with GEM Global Yield Fund
Limited ("GEM") for a Cdn $6.0 million equity line of credit. Funds raised will be used for the enhancement of existing and development of new product lines within the Company's Working Capital Engine(TM).
     According to the terms of the agreement, GEM has agreed to provide the
Company with up to Cdn $6.0 million in the form of an equity line of credit.
The Company will control the timing and maximum amount of any draw downs under this facility, and has the right not the obligation, to draw down on available funds. The Company has the option within the terms of the agreement, to draw down funds in tranches by requiring GEM to subscribe for the Company's common shares at a 10 percent discount to the average closing price of the Company's common shares over a 15 day trading period following the draw down notice date. GEM will hold freely trading shares of the Company through a share lending facility provided by current shareholders. As part of the equity credit line transaction, the Company has agreed to issue six million warrants to GEM. The warrants will be exercisable for a period of three years from the closing notice date at an exercise price of Cdn $0.27 per share.
     "Investment decisions by GEM are based in large part on funding sustainable growth over the long term. Within this context, the due diligence process highlighted the depth of relationship between Northcore and GE Capital
Solutions, the level of our products' sophistication, plus our ability to make strategic decisions to develop growth opportunities beyond GE that become possible with GEM's Cdn $6.0 million committed equity line and access to their business network," said Duncan Copeland, CEO of Northcore Technologies.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>

     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Additional information about Northcore can be obtained at
www.northcore.com.

     <<
     About GEM Group
     ---------------
     >>

     Global Emerging Markets Group, www.gemgroup.ch was founded in 1991. GEM is a USD 3.4 billion Swiss-based investment group having completed 285 transactions in 60 countries. The firm is an alternative investment group that manages a diverse set of investment vehicles across the world. GEM's funds include: CITIC/GEM Fund; VC Bank/GEM Mena Fund; Kinderhook; GEM Global Yield
Fund; GEM India and Banco Pine/GEM Funds.
     Contact: Warren P. Baker, III - wbaker(at)gemny.com / +1 (212) 582-3400

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto
Stock Exchange, on SEDAR (the System for Electronic Document Analysis and
Retrieval at www.sedar.com) and the US Securities and Exchange Commission.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

     %SEDAR: 00019461E %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 15:27e 16-JUN-10